SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF n° 02.558.115/0001-21
NIRE n° 33.300.276.963
Public-held Company

MINUTES OF THE SPECIAL PREFERRED SHAREHOLDERS’ MEETING HELD ON JUNE 22, 2011

DATE, TIME AND PLACE: On June 22nd, 2011, at 2:00 pm, at the headquarters of TIM Participações S.A. ("Company"), located at Avenida das Américas, Nr. 3434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The holders of preferred shares of the Company representing more than 80% of the Company’s total preferred shares, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended Messrs. Luca Luciani, Chief Executive Officer, Alberto Emmanuel Carvalho Whitaker, Chairman of The Board of Auditors/Audit Committee, representatives of Banco Santander, Mrs. Vinicius Brisola Quintanilha, and of Lefosse Advogados, Messrs. Carlos Barbosa Mello and Caio Blaj.

BOARD: Chairman – Mr. Luca Luciani, Secretary – Mrs. Alessandra Catanante.

CALL NOTICE: Call Notice published in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro), Valor Econômico and Jornal do Commercio on the days 23, 24 and 25 of May, 2011.

READING OF DOCUMENTS, RECEIVING OF VOTES AND DRAWING OF MINUTES: (1) Dismissed, by unanimity, the reading of documents related to the subjects to be discussed in this Extraordinary Shareholders’ Meeting, since they are already known by the shareholders and were duly published to the shareholders, including by means of information made available in the Company’s internet web page, in the section “Investors’ Relation”; (2) The voting statements, protest and dissenting by any chance presented shall be numbered, received and certified by the Board and shall be filed at Company’s headquarters, pursuant to the article 130, paragraph 1st, of Law n° 6.404/1976 (“LSA”); and (3) Authorized the draw-up of the present minutes as a summary and its publication with the omission of the signatures of the total shareholders, pursuant to the article 130, paragraph 1st and 2nd, of LSA, respectively.

AGENDA: (1) Due to the Company’s migration to the special listing segment named “Novo Mercado” of BM&FBOVESPA S.A. – Stock, Commodities and Futures Exchange, to ratify the resolution taken by the Company’s Extraordinary Shareholders’ Meeting to convert the total preferred shares into common shares in the proportion of 0,8406 common shares newly issued by the Company, for each preferred share.

INSTALLATION: In view of the attendance of more than 80% of the preferred shares of Company, the Special Preferred Shareholders’ Meeting was duly installed, pursuant to the article 125 of LSA.

DELIBERATIONS: Upon review and discussion on the matters contained in the Agenda, the shareholders resolved to ratify, by majority of votes, representing 99,95% of the preferred shares of the Company, the conversion of the total number of preferred shares in common shares, in the proportion of 0,8406 newly issued common shares for each preferred share of the Company, pursuant to the resolutions taken by the Company’s Extraordinary Shareholders’ Meeting held on this date. It is herein recorded that TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), Company’s controlling shareholder and holder of 60,67% of the preferred shares of Company, followed the vote pronounced by the remaining preferred shareholders, which are not part of the Company’s controlling group, exercising its voting rights only after the end of the pool, just to assure that the resolution taken by the remaining shareholders satisfy the legal quorum required by article 136 of LSA.

RIGHTS AND ADVANTAGES RESULTING FROM THE CONVERSION AND FRACTION OF SHARES: The common shares to be received by the holders of preferred shares of the Company, in view of the conversion, will fully take part of all benefits, including dividend and eventual capital remunerations that may be approved, as well as they will be entitled to the same rights which the currently holders of common shares of the Company have. Additionally, after the starting of the negotiation of the Company’s shares in the “Novo Mercado”, it will be assured to all shareholders the right of receiving one hundred percent (100%) of the amount paid by share with right to vote, part of the control block, in case of Company’s transfer of control. Finally, only round quantities of common shares issued by the Company shall be delivered to the non dissenting holders of preferred shares. The fractions of common shares resulting from the conversion shall be refunded in Brazilian currency proportionally to the redemption price.

PROCEDURE FOR THE EXERCISE OF THE WITHDRAWAL RIGHT: The shareholders holding the preferred shares of the Company dissenting from the deliberation of this meeting that approved the conversion of preferred shares into common shares, pursuant to the paragraph 1st of article 136, combined with the subparagraph I of article 137, both from LSA will have the right to withdrawal from the Company, observed the procedures for its exercise set forth below.

The shareholders that intend to exercise the withdrawal right shall communicate their dissenting, within the period of thirty (30) days, starting on the date of the publication of the present minutes, upon request, in writing, notarized, mentioning the number of shares, together with a notarized copy of the following documents: (a) Individuals: CPF, ID and updated proof of address; (b) Legal entity: CNPJ, Minutes, By-Laws and respective amendments, as well as documents of the partners/legal representatives (CPF, ID and proof of address).

The shareholders that are represented by attorney-in-fact shall deliver, in addition to the above mentioned documents, the respective Power of Attorney, which shall include the specific powers to enable the attorney-in-fact to exercise the withdrawal right and request the reimbursement of shares on their behalf.

The request shall be made by the shareholders in any of the agencies of Banco Bradesco S.A. (“Bradesco”) or through their own brokers. Eventual doubts and/or clarifications related to the procedures shall be addressed to the following e-mail of Bradesco: 4010.acecustodia@bradesco.com.br.

The reimbursement will be due based on the equity value of Company’s issued shares on December 31st, 2010, which is of R$ 4,1628 by share, without any price-level restatement.

In view of the exercise of the withdrawal right, the number of shares by which the Company’s capital is divided, may be reduced. Thus, in the period of up to five (05) business days, starting from the date of the end of the period for the exercise of the withdrawal right, the Company will publish a notice to Shareholders regarding the final number of shares in which the Company’s capital will be divided.

CLOSING: Nothing further to discuss, the Chairman of the Meeting Board suspended the works for the necessary time to draw up these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Meeting Board and the shareholders’ legal representatives identified below.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), June 22, 2011.

ALESSANDRA CATANANTE
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:23, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.